FUNDRISE | **Real Estate Interval Fund**

New acquisition: Rental home community near Orlando, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.






We've invested roughly $1.2 million to acquire five brand new single-family homes within the Lincoln Oaks community of DeLand, Florida, located between Orlando and Daytona Beach, with plans to acquire a total of 57 rental homes in the community over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our second quarter flagship portfolio update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,118,000 and the Growth eREIT VII, which invested $124,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Lincoln Oaks is an all-cash purchase of five finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly five homes per month as they deliver, eventually taking ownership of 57 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 57 homes in the completed community will be roughly $13.5 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Fast-growing area:** According to the U.S. Census, the Orlando MSA grew 22.2% from 2010 to 2019, about three times more than the national average for metropolitan areas, putting the region in the top

ten for raw population growth for the period and 12th for percent change. Some counts have Orlando adding as many as 1,000 new residents per week, attracting newcomers who are highly educated and hailing from diverse backgrounds, meaning that attractive and affordable rental housing will likely remain in high demand in the foreseeable future.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 57 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

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